UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: December 15, 2006
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
Date: December 16, 2006
Sheila Colman
Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1	Material Change Report dated December 11, 2006

2	Material Change Report dated December 14, 2006

3	Change of corporate structure report (In accordance with Section 4.9 of National Instrument 51-102) filed on December 13, 2006

4	Articles of Amendment of Denison Mines Corp. dated December 1, 2006

3

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Denison Mines Corp. (formerly International Uranium Corporation)(“New Denison”) 595 Bay Street, Suite 402 Toronto, ON M5G C2C

2.	Date of Material Change:

December 4, 2006

3.	News Release:

News releases reporting the material change were released on December 4, 2006 and December 7, 2006 through the facilities of CCNMatthews.

4.	Summary of Material Change:

On December 4, 2006, New Denison and Denison Mines Inc. (“Old Denison”) completed a previously announced transaction pursuant to which, effective as of December 1, 2006, New Denison and Old Denison combined their businesses and New Denison changed its name.

Upon completion of a plan of arrangement (the “Arrangement”), effective as of December 1, 2006, Old Denison amalgamated with a wholly owned subsidiary of New Denison and each common share of Old Denison was exchanged with New Denison for 2.88 common shares of New Denison. As a result of the Arrangement, Old Denison became a wholly owned subsidiary of New Denison. New Denison thereafter changed its name from “International Uranium Corporation” to “Denison Mines Corp.” and the board of directors of New Denison was reconstituted to include five directors from the previous boards of each of International Uranium Corporation and Old Denison. New Denison’s shares, including the common shares issued to former holders of Old Denison shares, began trading together on the Toronto Stock Exchange under the symbol “DML” on December 7, 2006. The terms of Old Denison’s common share purchase warrants were amended to provide that each warrant became exercisable for 2.88 common shares of New Denison.

5.	Full Description of Material Change:

On December 4, 2006, New Denison and Old Denison completed a previously announced transaction pursuant to which, effective as of December 1, 2006, New Denison and Old Denison combined their businesses and New Denison changed its name.

Upon completion of the Arrangement, effective as of December 1, 2006, Old Denison amalgamated with a wholly owned subsidiary of New Denison and each common share of Old Denison was exchanged with New Denison for 2.88 common shares of New Denison.

As a result of the Arrangement, Old Denison became a wholly owned subsidiary of New Denison. New Denison thereafter changed its name from “International Uranium Corporation” to “Denison Mines Corp.” and the board of directors of New Denison was reconstituted to include five directors from the previous boards of each of International Uranium Corporation and Old Denison. The board of directors of New Denison includes the following individuals:
Lukas H. Lundin, Chairman

E. Peter Farmer, Chief Executive Officer
Ron F. Hochstein, President and Chief Operating Officer
John H. Craig
W. Robert Dengler
Brian D. Edgar
Paul F. Little
William A. Rand
Roy J. Romanow
Catherine J.G. Stefan
New Denison’s shares, including the common shares issued to former holders of Old Denison shares, commenced trading together on the Toronto Stock Exchange under the symbol “DML” on December 7, 2006. The new CUSIP number for the common shares of New Denison is 248356107 and the ISIN number is CA 2483561072.

Registered shareholders of the Old Denison were requested to submit a Letter of Transmittal to facilitate the exchange of their shares for New Denison common shares. A Letter of Transmittal has been mailed to all registered shareholders with instructions on how to complete and submit the form. Shareholders whose Old Denison shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in exchanging their Old Denison shares for the New Denison shares.

Also as a result of the arrangement, the two series of common share purchase warrants of Old Denison became exercisable for common shares of New Denison. The terms of the two series of Old Denison common share purchase warrants have been amended, effective December 1, 2006, as follows: (a) each New Denison common share purchase warrant trading under the symbol DML.WT entitles the holder to acquire 2.88 common shares of New Denison at $15.00 per warrant until November 24, 2009 (CUSIP 248356115, ISIN CA 2483561155); and (2) each New Denison common share purchase warrant trading under the symbol: DML.WT.A entitles the holder to acquire 2.88 common shares of New Denison at $30.00 per warrant until March 1, 2011 (CUSIP 248356123, ISIN CA 2483561239). Fractional common shares of New Denison will not be issued upon exercise of either series of warrants. In lieu thereof, a cash payment will be made equal to the value of the right to acquire such fractional interest.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

No information has been omitted.

8.	Executive Officer:

For further information, please contact E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

December 11, 2006

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Denison Mines Corp. (“Denison”) 595 Bay Street, Suite 402 Toronto, ON M5G C2C

2.	Date of Material Change:

December 5, 2006

3.	News Release:

A news release reporting the material change was released on December 5, 2006 through the facilities of CCNMatthews.

4.	Summary of Material Change:

On December 5, 2006 Denison announced a takeover offer to acquire any or all of the issued and outstanding shares of OmegaCorp Limited (“Omega”) at a price of AU$1.10 per share for a total consideration of approximately AU$170 million (CDN$154 million). The offer reflects a premium of approximately 25% to the volume weighted average price for Omega shares in the previous 20 trading days.

Omega’s directors have unanimously recommended that shareholders accept the Denison offer in the absence of a superior offer. Omega’s directors have also unanimously indicated that they intend to accept the Denison offer with respect to their own shareholdings in the absence of a superior offer or if there is a bid by a third party that is matched by Denison. Omega has also agreed to a break fee of 1% of the equity value of Omega under specified circumstances, together with a right to match provision in favour of Denison. Omega has agreed not to solicit other offers during the offer period.

5.	Full Description of Material Change:

On December 5, 2006 Denison announced a takeover offer to acquire any or all of the issued and outstanding shares of Omega (ASX:OMC) at a price of AU$1.10 per share for a total consideration of approximately AU$170 million (CDN$154 million). Omega is an Australian listed mineral exploration company which has a portfolio of uranium projects in southern Africa, including the advanced stage Kariba Project in Zambia.

The Denison offer contemplates the spin-off of certain assets owned by Omega, referred to as the “Mavuzi Assets”, in Mozambique to Omega shareholders. Omega intends to seek all necessary approvals to distribute the shares to the Omega shareholders (as at a record date to be determined) on a 1 for 4 basis in a company (“Newco”) which is to be incorporated and will own the Mavuzi assets (“Distribution in Specie”). Omega will seek to list Newco on the Australian Stock Exchange. Denison will retain the uranium rights in respect of the Mavuzi Assets.

Denison and Omega have entered into a Bid Implementation Agreement setting forth the terms under which Denison is making the offer. Denison’s offer is subject to a number of conditions including receipt of regulatory approvals and no material adverse changes to Omega. A copy of the Bid Implementation Agreement is available on Denison’s profile on the SEDAR website at

www.sedar.com. The Bidder’s Statement to Omega’s shareholders is expected to be available within three weeks from the announcement of the bid.

Denison’s management believes that the acquisition of Omega will fit well into its growth strategy in terms of development scheduling and uranium production. The Omega assets are expected to add significantly to Denison’s uranium resources and bring additional near term production capacity, as well as establishing Denison in Africa.

Dundee Securities Corporation served as financial advisor to Denison on the acquisition.

Kariba Uranium Project — Zambia

Omega holds a 100% interest in the Kariba Uranium Project located approximately 200 kilometres south of Lusaka. Encompassing an area of over 1,890 square kilometers, three main areas of mineralization have been identified to date — Mutanga, Dibwe and Bungua, with several targets in each area.

Current inferred resources, prepared by FinOre Mining Consultants in accordance with the JORC Code, at the Mutanga and Dibwe areas are estimated at 16,400,000 tonnes grading 380 ppm U3O8 containing 13.7 million pounds U3O8 at a 200 ppm U3O8 cut-off, as reported in a JORC-compliant resource estimate prepared by FinOre Mining Consultants, a subsidiary of CSA Geological Consultants (August, 2006). Existing data supports resource upside potential here and elsewhere within the project. The August 2006 report’s Qualified Person is Mr. Malcolm Titley, Principal Consultant and Director of FinOre Mining Consultants. Mr. Titley is a BSc qualified geologist and chemist with 25 years combined mining industry and resource estimation experience. Mr. Titley is independent of Denison.

The mineralization on the property has not been estimated in conformity with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). All resource estimates quoted above are based on prior data and reports obtained and prepared by previous operators and information, including Omega. Denison has not completed the work necessary to verify the classification of the mineral resource estimate. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The properties will require further valuation which Denison’s management and consultants intend to carry out in due course upon completion of the acquisition.

Omega has completed a scoping study of the Kariba project (the “Study”) utilizing an open pit, alkali leach mining operation. The Study, conducted by MDM Engineering (Pty) Ltd of South Africa, considers the engineering and costing of all the plant, equipment and associated infrastructure facilities such as water, power and transportation requirements. Results of the Study suggest that the project could support the production of 1.5 million pounds of U3O8 per annum at an initial estimated operating cost of US$23 per pound (determined to a nominal accuracy of +/- 30%). The mining rate for the project was estimated at 2 million tonnes per annum, with a 90% metallurgical recovery. Using these parameters, the operation could support a mining operation for about six years. This was considered to be a base case for the project as there is potential to increase the overall resource base and therefore the life of the mine. Capital costs (determined to a nominal accuracy of +/-30%) for the process plant and infrastructure were estimated at US$41 million and US$17 million respectively. A further US$1.5 million has been estimated for the “first fill” of reagents.

The Study is a preliminary assessment, which has been completed by a number of industry recognized consultants engaged by Omega, and is based on the current Inferred Mineral Resource estimated in compliance with the JORC Code. These JORC compliant resources have not been estimated in accordance with NI 43-101. Denison has not verified any of the data disclosed in the Study that formed the basis for the inferred resources referred to in this material change report. Denison has not verified any of the sampling, or analytical or test data underlying the information or opinions that formed the basis of that Study. This Study must be considered as a preliminary assessment, and the inferred resources contained therein have to be considered too speculative geologically to have any economic considerations applied to them to enable them to be categorized as mineral reserves. Denison has not verified any of the data that underpinned the assumptions contained in this preliminary assessment and Denison believes that the operating and capital costs could be higher. No Denison employee has visited the project or has access to more information other than that contained in the Study. The Study’s Qualified Person is Mr. Dodd of MDM Engineering Limited of Johannesburg, South Africa. Mr. Dodd holds a BSc (Hons) in Chemical Engineering and is a fellow of the South African Institute of Mining Metallurgy with 32 years experience in the field of extractive metallurgy. Mr. Dodd is independent of Denison.

The Study was completed using the following parameters:

•	Life of mine estimate	6 - 10 years
•	Ore Mining Rate	2.0 Million tonnes per annum
•	Cut off grade	200 parts per million (ppm) (.02% U3O8)
•	Mining grade	360 - 420 ppm (.036% - .042% U3O8)
•	Recovery	90%
The key considerations in the Study were scale, throughput rate, project life, and community and environmental impacts. The minimum project life was expected to be six years, but with the potential to be at least ten, given the number of untested targets and other areas drilled by AGIP, who explored the area extensively in the past. To this end, the Study completed to date is considered as a base case scenario.

The proposed mining site is regionally well serviced with infrastructure, with grid power available within sixty kilometres from the site. Water is available from nearby Lake Kariba if required, or from on site sources. The study has used the former option.

The mining of both overburden and ore is described as a relatively simple process requiring limited blasting. The stripping ratio of the Mutanga deposit was estimated at <2:1, with the Dibwe deposit expected to be higher, due to the nature of the mineralisation. The stripping ratio for the life of the operation was not expected to exceed 4:1.

The current consideration is to locate the plant and associated infrastructure approximately one kilometre south of the Mutanga deposit. This area has been chosen due to its suitability, proximal nature and access.

A conceptual flow sheet was generated that incorporates the newly conceived concept of upgrading the ore ahead of its processing by running the milled ore through screens and an attrition scrubber. The leaching commences in the milling part of the circuit, with the introduction of modest heat (60[o]C) and continues in the leach tanks and counter-current-decant (CCD) part of the circuit. The process utilises an alkali leach, processing up to two million tonnes of ore per annum. A metallurgical recovery factor of 90% has been applied in the scoping study based on extensive testing.

The Study is preliminary in nature and it is based entirely on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The Study also contained assumptions relating to ore density, expectation of upgrading of resources and use of historic drillhole locations. There is no certainty that the economic results from the Study will be realized.

Cautionary Statements Regarding Forward-Looking Information

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.

Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison or Omega to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This material change report uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

No information has been omitted.

8.	Executive Officer:

For further information, please contact E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

December 14, 2006.

CHANGE OF CORPORATE STRUCTURE REPORT
(In accordance with Section 4.9 of National Instrument 51-102)
1.	Names of Parties to the Transaction

Denison Mines Corp. (formerly International Uranium Corporation)(“IUC”), Denison Mines Inc. (“Denison”) and 2113537 Ontario Inc. (“IUC Subco”)

2.	Description of the Transaction

On December 4, 2006, IUC, Denison and IUC Subco completed a business combination by way of a plan of arrangement (the “Arrangement”) pursuant to which, effective as of December 1, 2006, Denison amalgamated with IUC Subco (a wholly owned subsidiary of IUC), and each Denison common share was exchanged with IUC for 2.88 IUC shares. As a result of the Arrangement, Denison became a wholly owned subsidiary of IUC. In accordance with the provisions of Denison’s previously issued common share purchase warrants, such warrants have become exercisable for common shares of IUC on the basis of 2.88 IUC shares per warrant. IUC changed its name immediately after the completion of the Arrangement to “Denison Mines Corp.”.

3.	Effective Date of the Transaction

December 1, 2006.

4.	Name of Each Party, if any, that Ceased to be a Reporting Issuer Subsequent to the Transaction and of each Continuing Entity

Denison will cease to be a reporting issuer. IUC will continue to be a reporting issuer in Ontario and has become a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, Newfoundland and Labrador, New Brunswick and Nova Scotia as a result of the Arrangement.

5.	The Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

December 31, 2006.

6.	The Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Denison will cease to be a reporting issuer and will no longer be required to file interim and annual amended financial statements.

The year-end of IUC remains as December 31, 2006, in accordance with the Notice of Change in Year End filed by IUC on August 15, 2006 pursuant to Section 4.8 of National Instrument 51-102. In accordance with National Instrument 51-102, IUC’s filing schedule will be to file interim financial statements within 45 days of each of the first, second and third financial quarters and annual financial statements within 90 days of the year end.

1

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1236943

Ministry of Consumer and Business Services
Ministère des Services aux consommateurs et aux entreprises

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

DECEMBER 0 1 DECEMBRE, 2006

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

*Formule 3
Loi sur les sociétés par actions*

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

INTERNATIONAL URANIUM CORPORATION

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

DENISON MINES CORP.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1997/05/09
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: **or** minimum and maximum number of directors is/are:
Nombre d'administrateurs : **ou** *nombres minimum et maximum d'administrateurs :*

Number **or** minimum and maximum
Nombre **ou** *minimum et maximum*

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

07119 (03/2003)

2

To change the name of the Corporation to Denison Mines Corp.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2006/11/20
(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

INTERNATIONAL URANIUM CORPORATION
(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par :

(Signature)
(Signature)
John H. Craig

Director
(Description of Office)
(Fonction)

07119 (03/2003)